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For immediate release
to attention Business/Financial reporters

Contact:        Brad Samson, Wallace
                708/449-8600

                Roy Wiley, Jeff Zilka, Hill & Knowlton
                312/255-1200


WALLACE SHAREHOLDER RIGHTS PLAN UPHELD
IN U.S. DISTRICT COURT DECISION

Hillside, Ill., December 4, 1995 -- Wallace Computer Services, Inc. (NYSE: WCS) said that U.S. District Court Judge Murray Schwartz handed down his decision today. Judge Schwartz rejected Moore Corporation Limited's attempt to overturn Wallace's shareholder rights plan, but did not grant Wallace's request to block the Moore hostile tender offer on antitrust grounds.
   "We were encouraged that Judge Schwartz upheld our shareholder rights plan," said Bob Cronin, Wallace president and chief executive officer. "The plan was created to ensure that shareholders realize full value. Judge Schwartz's ruling enables the Board of Directors to continue to operate objectively in its fiduciary capacity determining what is best for shareholders.
   The Court opinion firmly validates the Board's view that the $60 offer is inadequate and that Wallace's prospects are outstanding. In the Court opinion supporting Wallace's rights plan, the judge noted: "The favorable results from the board's past actions are now beginning to be translated into financial results which even surpass management and financial analyst projections, and the financial data which manifests these results are facts only known to them [the board]. Therefore, Moore's tender offer poses a threat that shareholders might tender their shares without appreciating the fact that after substantial capital investment, Wallace is actually witnessing the beginning of the pay-off of its business strategy. The Court therefore finds that Moore's tender offer poses a threat to Wallace that shareholders, because they are uninformed, will cash out before realizing the fruits of the substantial technological innovations achieved by Wallace."

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   Furthermore, Judge Schwartz's opinion also recognized that Wallace's growth increases "have been somewhat retarded by the pendency of the Moore bid."
   Cronin added: "The Board remains steadfast in its determination that Moore's $60 offer is inadequate. This was dramatically re-emphasized by the company's recently announced 63.5 percent increase in first quarter EPS, and the rise in the analyst consensus earnings estimate to $3.35 for the full fiscal year, before takeover expenses.
   "The Board continues to urge shareholders to vote their proxies against Moore's three proposals for Friday's annual meeting of shareholders."
   Wallace is one of the nation's largest manufacturers and distributors of information management products, services and solutions. The company recently reported first quarter results that included a 63.5 percent increase in EPS (before takeover expenses) on a 35.4 percent increase in sales.

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